SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)


                           SWANK, INC.
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)


                          210-86971610
                         (CUSIP Number)


   William D. Freedman, Jenkens & Gilchrist Parker Chapin LLP
  405 Lexington Avenue, New York, New York 10174 (212) 704-6000
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        November 6, 2001
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Page 1 of 9 Pages)




                          SCHEDULE 13D

________________________________________________________________
CUSIP No. 210-86971610                      Page 2 of 9 Pages

________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE NEW SWANK, INC. RETIREMENT PLAN TRUST
________________________________________________________________

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      _____________________________________________________(a)

      _____________________________________________________(b)

________________________________________________________________

 3    SEC USE ONLY
________________________________________________________________

 4    SOURCE OF FUNDS*

      N/A
________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      _____________________________________________________
________________________________________________________________

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      N/A
________________________________________________________________

 NUMBER OF     7   SOLE VOTING POWER
   SHARES     __________________________________________________
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         -0-
    EACH       _________________________________________________
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON      _________________________________________________
    WITH       10  SHARED DISPOSITIVE POWER
                   -0-
               _________________________________________________
________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,338,474
________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      ____________________________________________________
________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.5%
________________________________________________________________

14    TYPE OF REPORTING PERSON*

      EP
________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                           ATTESTATION
                                                          2 of 10




                          SCHEDULE 13D

________________________________________________________________
CUSIP No. 210-86971610                      Page 3 of 9 Pages

________________________________________________________________
1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARSHALL TULIN
________________________________________________________________

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      _____________________________________________________(a)
      X____________________________________________________(b)
________________________________________________________________

 3    SEC USE ONLY
________________________________________________________________

 4    SOURCE OF FUNDS*

      N/A
________________________________________________________________

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      ________________________________________________________
________________________________________________________________

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________


 NUMBER OF     7   SOLE VOTING POWER
   SHARES     __________________________________________________
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH       _________________________________________________
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON          294,157
    WITH       _________________________________________________
               10  SHARED DISPOSITIVE POWER
                   1,630,933
________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,925,090
________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      _______________________________________________________
________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.4%
________________________________________________________________

14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                           ATTESTATION
                                                          3 of 10




                          SCHEDULE 13D

_______________________________________________________________
CUSIP No. 210-86971610                      Page 4 of 9 Pages

_______________________________________________________________

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. TULIN
____________________________________________________

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      _____________________________________________________(a)
      X____________________________________________________(b)
_______________________________________________________________

 3    SEC USE ONLY
_______________________________________________________________

 4    SOURCE OF FUNDS*

      N/A
_______________________________________________________________

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      _______________________________________________________
_______________________________________________________________

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
_______________________________________________________________

 NUMBER OF     7   SOLE VOTING POWER
   SHARES     __________________________________________________
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH       _________________________________________________
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON          233,092
    WITH       _________________________________________________
               10  SHARED DISPOSITIVE POWER
                   1,630,933
________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,864,025
________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      ________________________________________________________
________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
________________________________________________________________

14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                           ATTESTATION
                                                          4 of 10


                          SCHEDULE 13D

________________________________________________________________
CUSIP No. 210-86971610                      Page 5 of 9 Pages

________________________________________________________________

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RAYMOND VISE
________________________________________________________________

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      _____________________________________________________(a)
      X____________________________________________________(b)
________________________________________________________________

 3    SEC USE ONLY
      SOURCE OF FUNDS*
________________________________________________________________
 4
      N/A
________________________________________________________________

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      ________________________________________________________
________________________________________________________________

 6
      CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
________________________________________________________________


 NUMBER OF     7   SOLE VOTING POWER
   SHARES     __________________________________________________
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH       _________________________________________________
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON          8,802
    WITH       _________________________________________________
               10  SHARED DISPOSITIVE POWER
                   1,630,933
________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,639,735
__________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      ________________________________________________________
________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.7%
________________________________________________________________

14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                           ATTESTATION
                                                          5 of 10




     This filing constitutes Amendment No. 12 to the Statement on
Schedule 13D (as heretofore amended, the "Schedule 13D") filed on behalf of The New Swank, Inc. Retirement Trust (the "Retirement Plan Trust") and Marshall Tulin, John A. Tulin and Raymond Vise with respect to shares of Common Stock, $.10 par value (the "Common Stock"), of Swank, Inc. (the "Corporation").

     Items 4, 5, 6 and 7 are hereby amended as follows:

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended by the addition of the following:

     The Board of Directors of the Corporation adopted and approved as of November 28, 2001 an amendment and restatement of The New Swank, Inc. Retirement Plan, effective January 1, 1999
(the "Amended and Restated Retirement Plan").

     On November 6, 2001, the Board of Directors of the Corporation granted stock options to John Tulin, a trustee of the Trust, to purchase 150,000 shares of Common Stock and to Marshall Tulin, a trustee of the Trust, to purchase 75,000 shares of Common Stock, in each case at an exercise price per share of Common Stock of $.17 and in each case pursuant to the terms of the 1998 Equity Incentive Compensation Plan of the Corporation approved by stockholders of the Corporation at the 1998 Annual Meeting of Stockholders.

     Between June 24, 1997 (the date of the most recent amendment to this Schedule 13D) and November 6, 2001 the following transactions have occurred:

     On July 16, 1997, the Retirement Plan distributed 345 shares of Common Stock to an employee of the Corporation upon termination of his employment. On August 14, 1997 and August 25, 1997, the Retirement Plan distributed 1,767 and 1,185 shares of Common Stock to employees of the Corporation upon termination of their employment. On September 18, 1997, the Retirement Plan distributed 1,767 and 447 shares of Common Stock to employees of the Corporation upon termination of their employment. On July 7, 1998, the Retirement Plan distributed 5,113 shares of Common Stock to an employee of the Corporation upon termination of his employment. On September 21, 1998, the Retirement Plan distributed 8,202 and 1,650 shares of Common Stock to employees of the Corporation upon termination of their employment. On January 5, 1999 and January 15, 1999 the Retirement Plan distributed 3,166 and 35,328 shares of Common Stock to employees of the Corporation upon termination of their employment. On April 8, 1999, the Retirement Plan distributed 901 and 672 shares of Common Stock to employees of the Corporation upon termination of their employment. On July 15, 1999, the Retirement Plan distributed 1,512 shares of Common Stock to an employee of the Corporation upon termination of this employment. On September 9, 1999, the Retirement Plan distributed 208 shares of Common Stock to an employee of the Corporation upon that employee reaching the age of 70 1/2. On November 12, 1999, the Retirement Plan distributed 28,776 shares of Common Stock to an employee of the
Corporation upon termination of his employment.   As publicly
announced, on January 4, 2000, January 10, 2000, January 13,
2000, January 21, 2000,     January 25, 2000 and February 1,
2000, the Retirement Plan purchased 13,333, 20,000, 1,667, 16,667, 11,667, 16,667, 5,000 and 11,667 shares of Common Stock.
On June 6, 2000 the Retirement Plan distributed 1,423 shares of Common Stock to an employee upon termination of his employment. On March 12, 2001, the Retirement Plan distributed 16,163 to an employee of the Corporation upon termination of his employment. On April 4, 2001, the Retirement Plan distributed 3,878 of Common Stock to an employee of the Corporation upon termination of his employment. The information contained in this paragraph has been adjusted for a one-for-three reverse stock split in August 2000.

     On each of April 23, 1998, April 22, 1999 and April 20, 2000, Raymond Vise was granted a five-year option under the terms of the 1994 Non-Employee Director Stock Option Plan of the Corporation approved by stockholders of the Corporation at the 1994 Annual Meeting of Stockholders to purchase 1,666 shares of Common Stock at exercise prices per share of $3.843, $3.657 and $2.439. The information contained in this paragraph has been adjusted for a one-for-three reverse stock split in August 2000.

     On September 17, 2000, John Tulin purchased in the open market 1,000 shares of Common Stock. On October 22, 2001, John
Tulin purchased in the open market 3,000 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by the addition of the following:

     "The following table sets forth information as of November
6, 2001 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan
Trustees:

Beneficial Owner                No. of         Percentage of
                               Shares(1)   Outstanding Shares(1)

The New Swank, Inc.              3,338,474         60.5%
Retirement Plan Trust(2)(3)

Marshall Tulin (4)(5)            1,925,090         34.4%

John A. Tulin (4)(6)             1,864,025         32.9%

Raymond Vise (4)(7)              1,639,735         29.7%
_________________


 (1) Reflects adjustment for one-for-three reverse stock split in August 2000.

 (2) This amount includes (a) 1,707,541 shares of Common Stock allocated to participants' accounts in The New Swank, Inc. Retirement Plan (the "Retirement Plan") and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters, and (b) an additional 10,401 of such shares allocated to accounts of former employees, subject to forfeiture, and able to be voted by the trustees on all matters on which stockholders may vote.

 (3) This amount also includes 1,304,241 shares of Common Stock allocated to participants' accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. This amount also includes 316,291 shares held in the accounts under the Retirement Plan, as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

 (4) The trustees of the Retirement Plan (other than with respect to 401(k) accounts) are Marshall Tulin, Chairman of the Board and a director of the Company, John A. Tulin, President and a director of the Company and Raymond Vise, a director of the Company. This amount includes (a) 10,401shares of Common Stock allocated to the accounts of former employees but voted by the trustees (see footnote 2 above), (b) 1,304,241 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 3 above) and (c) 316,291 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 3 above).

 (5) This amount includes 114,340 shares owned by Mr. Tulin's wife. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 75,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options granted under the Company's 1998 Equity Incentive Compensation Plan (the "1998 Plan") and 1,341 shares allocated to his accounts under the Retirement Plan.

 (6) This amount includes 1,060 shares owned by Mr. Tulin's wife and 2,333 shares held by Mr. Tulin's daughter. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 150,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options granted under the 1998 Plan and 25,946 shares allocated to his accounts under the Retirement Plan.

 (7) This amount includes 6,667 shares which Mr. Vise has the right to acquire within 60 days through the exercise of stock options granted under the 1994 Plan.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety to read as follows:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) an incentive stock option contract dated October 17, 1991 between Marshall Tulin and the Corporation and an incentive stock option contract dated November 6, 2001 between Marshall Tulin and the Corporation, (d) an incentive stock option contract dated October 17, 1991 between John Tulin and the Corporation an incentive stock option contract dated November 6, 2001 between John Tulin and the Corporation, and (e) non-qualified stock option contracts, dated December 31, 1994, April 20, 1995, July 23, 1996, April 24, 1997, April 23, 1998, April 22, 1999 and April
20, 2000, respectively, between Raymond Vise and the Corporation.

Item 7.   Material to be Filed as Exhibits.

     1. The New Swank, Inc. Retirement Plan, as amended and restated effective January 1, 1999.

     2. Incentive stock option contract dated as of November 6, 2001 between Marshall Tulin and the Corporation.

     3. Incentive stock option contract dated as of November 6, 2001 between John Tulin and the Corporation.

     4.   Non-qualified stock option contracts dated as of April
23, 1998, April 22, 1999 and April 20, 2000 between Raymond Vise and the Corporation.


                           SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 14, 2001


                                 /s/ Marshall Tulin
                                 Marshall Tulin

                                 /s/ John Tulin
                                 John A. Tulin

                                 /s/ Raymond Vise
                                 Raymond Vise


                                 THE NEW SWANK, INC. RETIREMENT
                                   PLAN  TRUST

                                     /s/ John Tulin
                                 By: John A. Tulin, Trustee




                          EXHIBIT INDEX





Exhibit No.  Description
     1 The New Swank, Inc. Retirement Plan, as amended and restated effective January 1, 1999.

     2       Incentive   stock  option  contract  dated   as   of
             November  6,  2001 between Marshall  Tulin  and  the
             Corporation.

     3       Incentive   stock  option  contract  dated   as   of
             November  6,  2001  between  John  Tulin   and   the
             Corporation.

     4       Non-qualified  stock option contracts  dated  as  of
             April  23, 1998, April 22, 1999 and April  20,  2000
             between Raymond Vise and the Corporation.